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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Falconbridge Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5504 Democracy Drive, Suite 240
(No. and Street)

Plano	Texas	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

Flower Mound	Flower Mound	Texas	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bennett S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Falconbridge Capital Markets, LLC**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


EDMON D WILLIAMS
My Commission Expires
July 28, 2010

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (25,976)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,812
Change in assets and liabilities	
Decrease in other assets	181
Net cash used in operating activities	(18,983)
Cash flows from investing activities:	
Purchase of property and equipment	(1,117)
Net decrease in cash	(20,100)
Cash at beginning of year	144,579
CASH AT END OF YEAR	$ 124,479

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

FALCONBRIDGE


SEC MAIL PROCESSING
RECEIVED
APR 26 2010
WASH, DC
193
SECTION

April 19, 2010

To: Financial Institutions Regulatory Authority
Securities and Exchange Commission

RE: FalconBridge Capital Markets, LLC – Supplement to Annual Audited Report

Enclosed herewith is a complete statement of cash flows for FalconBridge Capital Markets, LLC (the "Firm") in accordance with SEC Rule 17a-5(d)(2) . The Firm's previously filed 2009 audited financial statements did not include a complete copy of the statement of cash flows. We apologize for the oversight and inconvenience. If you have any questions, please contact Bennett Cole at 972-985-4104.

Sincerely,

Bennett S. Cole, President

Enc.

FalconBridge Capital Markets, LLC
5504 Democracy Drive | Suite 240 | Plano, Texas 75024 | ph. 972. 985. 4100